SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-52710

A.	Full title of the plan and the address of the plan, if different from that of the user named below:

RETIREMENT SAVINGS PLAN OF

BNY SECURITIES GROUP

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street

New York, New York 10286

RETIREMENT SAVINGS PLAN OF BNY SECURITIES GROUP

Form 11-K

Page

Financial Statements and Schedule (With Report of Independent Registered Public Accounting Firm Thereon)	1-14

Signatures	15

Index to Exhibits	16

RETIREMENT SAVINGS PLAN OF

BNY SECURITIES GROUP

Financial Statements and Schedule for the years ended

December 31, 2008 and 2007

RETIREMENT SAVINGS PLAN OF BNY

    SECURITIES GROUP

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

The Bank of New York Mellon Corporation:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan of BNY Securities Group (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not required as part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 29, 2009

RETIREMENT SAVINGS PLAN OF BNY SECURITIES GROUP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS:

Investments at fair value:
The Bank of New York Mellon Corporation Common Stock Fund	$5,307,455	$5,114,009
Managed funds	3,528,671	5,936,630
Mutual funds	185,937,847	270,513,160
Common collective trust funds	68,622,096	59,149,661

Total investments at fair value	263,396,069	340,713,460

Loans to participants	8,599,980	7,633,042

Employer’s contributions receivable	19,434,650	17,316,896

Total assets available for benefits before adjustment	291,430,699	365,663,398

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,701,613	642,810

NET ASSETS AVAILABLE FOR BENEFITS	$295,132,312	$366,306,208

See accompanying Notes to the Financial Statements.

RETIREMENT SAVINGS PLAN OF BNY SECURITIES GROUP

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2008	2007
ADDITIONS TO NET ASSETS:
Investment income:
Interest and dividend income	$13,604,517	$27,675,250
Net depreciation in fair value of investments	(115,201,530)	(1,794,736)

Total investment income (loss)	(101,597,013)	25,880,514

Interest income on loans to participants	512,408	432,545

Contributions:
Employer	19,365,544	17,011,101
Participants	27,036,469	26,456,199

Total contributions	46,402,013	43,467,300

Total additions (reductions)	(54,682,592)	69,780,359

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	13,964,779	24,967,177

Net increase (decrease) in net assets before transfers	(68,647,371)	44,813,182

Transfers to other plans	(2,526,525)	(1,954,819)

Net increase (decrease) in net assets	(71,173,896)	42,858,363

NET ASSETS AVAILABLE FOR BENEFITS:
At beginning of year	366,306,208	323,447,845

At end of year	$295,132,312	$366,306,208

See accompanying Notes to the Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General Information – On January 1, 2006, the Retirement Savings Plan of BNY Brokerage, Inc. (the “Brokerage Plan”) merged into the Retirement Savings Plan of Pershing LLC (the “Pershing Plan”). At that time, the Pershing Plan was renamed the Retirement Savings Plan of BNY Securities Group (the “Plan”).

The Plan is a defined contribution plan sponsored by The Bank of New York Mellon Corporation (“the Company”) and is intended to meet the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides employees with an opportunity to invest a portion of their annual compensation, augmented by matching Company contributions, as well as discretionary contributions made by the Company, for additional income in their retirement.

Merger with Mellon Financial Corporation – On July 1, 2007, The Bank of New York Company, Inc. and Mellon Financial Corporation merged into The Bank of New York Mellon Corporation (the “Company”), with the Company being the surviving entity. As a result, on July 1, 2007, all shares of The Bank of New York Company, Inc. common stock in the Plan were converted to the Company’s common stock. For every share of The Bank of New York Company, Inc. common stock that a participant held in the Plan, the participant automatically received 0.9434 shares of the Company’s common stock. In this Form 11-K, references to the “Company” for periods prior to July 1, 2007 refer to The Bank of New York Company, Inc. and for periods on or after July 1, 2007 refer to The Bank of New York Mellon Corporation.

The following description of the Plan provides only general information. Participants should refer to the Plan document or the Plan agreement for a more complete description of the Plans’ provisions.

Administration of the Plan – Prior to July 21, 2008, the Plan was administered by the Benefits Committee. Since July 21, 2008, the Plan has been administered by the Benefits Administration Committee (“Committee”). Prior to July 21, 2008, the Benefits Committee was, and since July 21, 2008, the Benefits Administration Committee has been, a named fiduciary of the Plan. Subject to the following, the Benefits Investment Committee, another named fiduciary to the Plan, is responsible for the investment of Plan assets. In September 2008, the Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of the Company or its affiliates as an investment option under a plan, such as the Plan, that permits participants to direct the investment of their Plan accounts, other than Plan sponsor decisions, and (ii) select and monitor any actively managed investments (including mutual funds) of the Company or its affiliates to be offered to participants as investment options under the Plan. The Plan’s trustee is The Bank of New York Mellon, a wholly-owned subsidiary of the Company.

Participation – Employees eligible to participate in the Plan are (i) participants employed by a participating employer in the Pershing Plan as of December 31, 2005; (ii) participants employed by a participating employer in the Brokerage Plan as of December 31, 2005; (iii) new domestic employees of Pershing LLC and BNY Brokerage, Inc. and their affiliates, and (iv) employees of any other affiliate of the Company who adopts this Plan. New domestic employees of Pershing LLC and BNY Brokerage, Inc. who are hired on or after January 1, 2006 (other than part-time employees scheduled to work 20 or fewer hours per week), will be eligible to participate in the Plan following 30 days of service. A part-time employee who is hired on or after January 1, 2006, will be eligible to participate in the Plan on the first day following the 12 consecutive month period of employment during which the part-time employee completes 1,000 hours of service.

NOTES TO FINANCIAL STATEMENTS (continued)

All employees who have not taken action to either enroll or decline to enroll in the Plan after 45 days of employment are automatically enrolled in the Plan with a contribution rate of 4% of their pre-tax compensation. The money will be directed into the Fidelity Managed Income Portfolio Fund (a stable-value fund). Employees may stop their contributions to the Plan entirely, may change their contribution percentage or may change their fund selection.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares of Corporation common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. The Trustee votes all fractional, uninstructed allocated shares of Corporation common stock in the same proportion as it is instructed to vote with respect to shares for which it receives instruction. The Committee directs the Trustee on voting for all unallocated shares.

Contributions – Employees may voluntarily contribute up to 20% of their total compensation (as defined in the Plan) to the Plan. Total compensation for Plan purposes is limited to $230,000 for 2008, and $225,000 for 2007.

To satisfy Section 401(k) of the Internal Revenue Code of 1986 as amended (the “Code”), contributions are limited to the extent necessary to reduce the actual deferral percentage for certain highly compensated employees, as defined by the Code. The maximum individual salary deferral contribution per participant for the year is $15,500 in both 2008 and 2007.

For participants age 50 and over, additional “catch-up” contributions are allowed up to an additional $5,000 in 2008 and 2007.

There are three types of contributions made to the Plan by the Company: (i) the “Profit Sharing Contribution” (ii) the “Matching Contribution” and (iii) the “Qualified Employer Contribution.”

Profit Sharing Contribution – All employees are eligible for the Profit Sharing Contribution. The employee must be employed by the Company on December 31st of each year in order to receive that year’s Profit Sharing Contribution. The contribution is based on the amount of base salary paid to the employee during the Plan Year and the respective percentages of base salary, if any, determined separately for employees of Pershing LLC and its affiliates as a group and the employees of BNY Brokerage, Inc. and its affiliates as a group. Based on these factors, the Company may contribute up to 10% of the employee’s base salary. Profit Sharing Contributions are 20% vested after one full year of service, 40% vested after two full years of service, 60% vested after three full years of service, 80% vested after four full years of service and 100% vested after five full years of service.

Matching Contribution – The Company makes a contribution to the employee’s account for a particular year, provided the employee is employed on December 31st of that year and elected or made pre-tax or after-tax contributions. The Plan provides that generally participants will receive a Matching Contribution equal to 100% of their pre-tax or after-tax contributions (other than catch-up contributions), up to a maximum employer contribution of $3,000. Matching Contributions are 100% immediately vested.

NOTES TO FINANCIAL STATEMENTS (continued)

Qualified Employer Contribution – Employees may also receive Qualified Nonelective Contributions or Qualified Matching Contributions to the Plan in order to satisfy applicable non-discrimination standards under the Code. The amount of any additional Qualified Nonelective Contributions or Qualified Matching Contributions and the method used to allocate such contributions among participants will be determined at the discretion of the Committee. Qualified Employer Contributions are 100% immediately vested.

Employees may rollover lump-sum payments from a previous employer’s qualified retirement plan within 60 days after receipt, provided certain other legal requirements are satisfied. A rollover contribution does not make the employee eligible for Plan participation until the normal service requirements are met. The Company does not match rollover contributions.

In addition to the Plan’s restrictions, the Code places overall limits on the amount that can be added to the participant’s Plan account each year. The Code’s defined contribution plan annual contribution limit for 2008 is $46,000, which includes participant’s contributions (excluding rollover contributions), any Profit Sharing Contributions, Matching Contributions, Qualified Non-elective Contributions or Qualified Matching Contributions, and the 5% discount on the Company common stock purchased through The Bank of New York Mellon Corporation Common Stock Fund.

Participant Accounts – Each participant’s account is credited with the applicable amount of Company contributions and any voluntary contributions made by the participant. Payments with respect to a participant’s interest under the Plan are charged to the participant’s account. The account is also credited or charged with the proportionate share of changes in the net assets of the Plan arising from investment activities. Individual service fees may be charged to a participant’s account for taking a loan or for executing certain participant investment directions.

Investment Funds – Each of the Plan’s participants directs the Bank as the trustee of the Plan (the “Trustee”) to invest their account in one or more of the 30 professionally managed funds offered under the Plan, plus The Bank of New York Mellon Corporation Common Stock Fund. There is a wide variety of investment choices, such as stable value, international, indexed, bond, and growth funds. The performance of the investment funds being offered in the Plan is evaluated regularly, and the funds offered under the Plan may change periodically.

Withdrawals from the Plan – The full value of the participant’s vested interest in his or her account in the Plan may be distributed upon termination of the participant’s employment. The account value will be paid as a lump sum distribution. The participant may elect to have the total vested value of the account remain in the Plan until April 1 of the year following the year the participant attains age 70 1/2; however, account balances less than $1,000 will be automatically distributed in cash after termination of employment if a distribution has not been requested. Employees working past age 70 1/2 may defer commencement of distributions until April 1 following the calendar year in which they terminate employment.

In the event of the participant’s death, payments will be made to the designated beneficiary. If the participant is married, the spouse is automatically the beneficiary, unless the participant designated an alternate beneficiary, which is consented to by the participant’s spouse as witnessed by a plan representative or notary public. If the participant is not married, and if no beneficiary was designated, payments go directly to the participant’s estate.

NOTES TO FINANCIAL STATEMENTS (continued)

Subject to certain limitations, a participant may also withdraw all or part of his or her account that is vested upon attainment of age 59 1/2, or in the event of total disability or extreme hardship. Participants may also request an in-service distribution of all or any part of the account attributable to after-tax contributions.

Loans to Participants – Participants may borrow against their account balance according to the procedures as described in the Plan’s Summary Plan Description. Loans from the Plan must be repaid over one to five years for a regular loan and one to ten years for a primary residence loan. Participant loans are secured by the balance in the participant’s account and bear interest based on the prime lending rate (3.25% - 8.25% in 2008, and 7.25% - 8.25% in 2007). Generally, the participant may borrow up to 50% of the total vested value of the account with a minimum loan amount of $500 and a maximum of $50,000. Loan repayments and interest are generally paid through payroll deductions and are credited to the account as they are paid.

Forfeitures – Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to reduce contributions to the Plan, as directed by the Company. At December 31, 2008 and 2007, the forfeiture account totaled $629,404 and $676,622, respectively. Forfeitures used totaled $327,858 for 2008 and $407,580 for 2007.

Amendment, Suspension and Termination – The Company may amend or terminate the Plan, in whole or in part, at any time. No such amendment or termination, however, may have the effect of diverting any part of the net plan assets to any purpose other than for the exclusive benefit of the participants. Likewise, no amendment or termination may reduce the interest of any participant in the net plan assets accrued prior to such amendment.

In the event of termination, the Plan and the trust agreement may be kept in effect by the Company with respect to the contributions already made to the Plan, or the trust agreement may be terminated. If the trust agreement is terminated, assets of the Plan, except for The Bank of New York Mellon Corporation Common Stock Fund, shall be converted into cash and such cash shall be distributed to the participants in proportion to their respective interests. Participants in The Bank of New York Mellon Corporation Common Stock Fund shall receive their proportionate share of the fund assets in The Bank of New York Mellon Corporation common stock, and cash for any fractional shares.

Additional information regarding participants’ rights is provided in the Summary Plan Description.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Recent Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The Plan adopted SFAS No. 157 as of January 1, 2008. See Note 4 of Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS (continued)

The following is a summary of significant accounting policies of the Plan:

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation – The fair value of the investments in commingled and mutual funds valued at net asset value of shares held by the Plan are based on the fair values of the underlying securities. The fair value of the investments in the Company’s common stock and managed fund are based on quoted market prices.

Loans – Loans to participants are valued at amortized cost which approximates fair value.

Fully Benefit-Responsive Investment Contracts – As described in the FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement, as contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP the statement of net assets available for benefits presents the investment contracts at fair value with the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The investment in Fidelity Managed Income Portfolio Fund (“FMIP”) includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were 3.54% and 3.04% for 2008 and 4.18% and 4.40% for 2007. The crediting interest rate is based on a formula agreed upon with the issuer. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

Investment Transactions and Investment Income – Investment transactions are recognized on the trade date of the purchase or sale. Dividend income is recognized on the ex-dividend date. Interest income is recognized on an accrual basis. Net depreciation in fair value includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Administrative Expenses – The Company pays all administrative fees related to the Plan, except administrative costs arising in connection with a participant loan and costs for executing certain participant investment directions.

Benefits Paid to Participants – Benefits are recorded when paid.

NOTES TO FINANCIAL STATEMENTS (continued)

3.	INVESTMENTS

The fair values of individual investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2008		2007
Fidelity Managed Income Portfolio Fund (a)	$68,622,096		$59,149,661
Fidelity Contra Fund	22,903,609		35,886,061
PIMCO Total Return Fund	16,142,932		12,922,712	(b)
Vanguard Institutional Index Fund	16,470,850		25,731,614
Fidelity Diversified International Fund	11,811,955	(b)	22,897,757

(a)	As of December 31, 2008 and 2007, the contract value for the Fund was $72,323,709 and $59,792,471, respectively.
(b)	Represents less than 5% of the Plan’s net assets available for benefits as calculated for the respective reporting period.

The Plan’s investments (including net realized (losses)/gains of ($12,396,766) in 2008 and $4,145,138 in 2007 on investments bought and sold) depreciated in value as follows:

Net Depreciation in Fair Value

	2008	2007
The Bank of New York Mellon Corporation common stock fund	$(2,533,939)	$503,727
The Bank of New York Company, Inc. common stock fund	—	190,544
BNY Hamilton mutual funds	—	10,596
Managed funds	(2,648,661)	851,038
Mutual funds	(110,006,524)	(3,335,866)
Common collective trust funds	(12,406)	(14,775)

	$(115,201,530)	$(1,794,736)

4.	FAIR VALUE MEASUREMENTS

The Plan adopted SFAS No. 157, (“Fair Value Measurement”), effective Jan. 1, 2008. SFAS No. 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

NOTES TO FINANCIAL STATEMENTS (continued)

Valuation hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access. Level 1 assets include mutual funds and common stock.

Level 2: Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the market or can be corroborated by market observable data. Examples in this category are managed funds and common collective trust funds.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the plan’s own assumptions about the assumptions market participants would use to price an asset based on the best information available in the circumstances.

Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Mutual funds: A mutual fund’s net asset value (“NAV”) is normally calculated as of the close of business of the New York Stock Exchange (“NYSE”). The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV. Open-end mutual funds issue redeemable securities, which permits the shareholder to present shares for redemption and receive a proportionate share of the fund’s assets, and continually offers its shares for sale to the public.

Managed funds: A managed fund is valued through daily feeds from an external manager. The portfolio is tailored and maintained to fit specific needs. There are no readily available market quotations for a managed fund. The fund’s fair value is based on securities in the portfolio which typically is the amount which the fund might reasonably expect to receive for the security upon a sale. These funds are either valued on a daily or monthly basis.

Common collective trust funds: There are no readily available market quotations for these funds. The fund’s fair value is based on securities in the portfolio which typically is the amount which the fund might reasonably expect to receive for the security upon a sale. These funds are either valued on a daily or monthly basis.

NOTES TO FINANCIAL STATEMENTS (continued)

Guaranteed investment contract: Contracts are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit-worthiness of the issuer.

Common stock fund: Common stocks are valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the Statement of Net Assets Available for Benefits and by SFAS 157 valuation hierarchy (as described above).

Investment assets measured at fair value on a recurring basis

At December 31, 2008

	Level 1	Level 2	Level 3	Total carrying value
Company stock fund	$5,307,455	$—	$—	$5,307,455
Managed funds	—	3,528,671	—	3,528,671
Mutual funds	185,937,847	—	—	185,937,847
Common collective trust funds	—	68,622,096	—	68,622,096

Total assets at fair value	$191,245,302	$72,150,767	$—	$263,396,069

The Plan has $72,150,767 of investments in alternative investment funds which are reported at fair value and has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. These investments are redeemable at net asset value under agreements with the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interest in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

The FASB recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.

5.	FAIR VALUE OF NET ASSETS AVAILABLE FOR BENEFITS

Note 4 of Notes to Financial Statements presents investments measured at fair value by the three level valuation hierarchy established by SFAS 157. Loans to participants of $8,599,980 are valued at amortized cost which approximates fair value. The fair value of the employer’s contributions receivable of $19,434,650 equals carrying value due to its short maturity.

NOTES TO FINANCIAL STATEMENTS (continued)

6.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 20, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended and restated is qualified and the related trust is tax-exempt.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Market conditions resulted in an unusually high degree of volatility in 2008 and increased the risks and short-term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements.

The Plan provides for investment in the Company’s common stock fund. At December 31, 2008 and 2007, approximately 2% and 1%, respectively, of the Plan’s total assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

8.	PARTY-IN-INTEREST TRANSACTIONS

The Bank of New York Mellon, a wholly-owned subsidiary of the Company, acts as the Trustee of the Plan.

Certain Plan investments are managed and held in trust by Fidelity. Since Fidelity acts as custodian of the Plan’s assets, these transactions qualify as party-in-interest transactions as defined by ERISA.

The Plan held 179,244 and 101,587 shares of the Company’s common stock in the Company’s common stock fund as of December 31, 2008 and 2007, respectively.

9.	PLAN TERMINATION

Although it has not expressed to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan administrator would direct the Plan trustee to distribute participant account balances. Upon termination of the Plan participant account balances would vest in full.

NOTES TO FINANCIAL STATEMENTS (continued)

10.	TRANSFER TO OTHER PLANS

In 2008, the participants transferred assets from the Plan to the BNY ConvergEx Group Plan totaling approximately $2.5 million. In 2007, the participants transferred assets from the Plan to the Employee Savings & Investment Plan totaling approximately $2.0 million.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007, to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$295,132,312	$366,306,208
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,701,613)	(642,810)

Net assets available for benefits per the Form 5500	$291,430,699	$365,663,398

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2008 and 2007, to the Form 5500:

	December 31,
	2008	2007
Net (decrease) increase in net assets available for benefits per the financial statements	$(71,173,896)	$42,858,363
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts – prior year	642,810	534,252
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts – current year	(3,701,613)	(642,810)

Net (decrease) increase in assets available for benefits per the Form 5500	$(74,232,699)	$42,749,805

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

RETIREMENT SAVINGS PLAN OF BNY SECURITIES GROUP

EIN: 13-2614959            Plan Number: 009

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD

AT END OF YEAR) AS OF DECEMBER 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Current Value
* The Bank of New York Mellon Corporation Common Stock Fund	Common Stock	N/A	$5,307,455

Alliance/Frontier Growth Fund	Managed Fund	N/A	3,528,671
American Funds AMCAP Fund	Mutual Fund	N/A	2,636,334
American Funds Capital World Growth & Income Fund	Mutual Fund	N/A	7,073,028
Columbia Acorn Z Fund	Mutual Fund	N/A	9,270,933
DFA Emerging Markets Value I Fund	Mutual Fund	N/A	8,259,530
* Fidelity Balanced Fund	Mutual Fund	N/A	8,461,925
* Fidelity Contra Fund	Mutual Fund	N/A	22,903,609
* Fidelity Diversified International Fund	Mutual Fund	N/A	11,811,955
* Fidelity Dividend Growth Fund	Mutual Fund	N/A	3,617,510
* Fidelity Low-Priced Stock Fund	Mutual Fund	N/A	3,355,245
Morgan Stanley U.S. Real Estate Fund	Mutual Fund	N/A	3,884,305
Neuberger Berman Genesis Fund	Mutual Fund	N/A	6,268,795
The Oakmark International I Fund	Mutual Fund	N/A	3,888,197
The Oakmark Select Fund	Mutual Fund	N/A	2,787,256
PIMCO High Yield Institutional Fund	Mutual Fund	N/A	2,409,635
PIMCO Long-Term U.S. Government Fund	Mutual Fund	N/A	5,436,528
PIMCO Real Return Fund	Mutual Fund	N/A	6,350,030
PIMCO Total Return Fund	Mutual Fund	N/A	16,142,932
T. Rowe Price Mid Cap Growth Fund	Mutual Fund	N/A	6,323,888
T. Rowe Price Small Cap Value Fund	Mutual Fund	N/A	6,553,436
Vanguard Capital Opportunity Fund	Mutual Fund	N/A	2,351,171
Vanguard Institutional Index Fund	Mutual Fund	N/A	16,470,850
Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	N/A	962,330
Vanguard LifeStrategy Growth Fund	Mutual Fund	N/A	4,029,305
Vanguard LifeStrategy Income Fund	Mutual Fund	N/A	885,145
Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	N/A	2,581,885
Vanguard PRIMECAP Fund	Mutual Fund	N/A	5,565,967
Vanguard Strategic Equity Fund	Mutual Fund	N/A	4,067,555
Vanguard Windsor II Fund	Mutual Fund	N/A	11,588,568

Total Mutual and Managed Funds			189,466,518

* Fidelity Managed Income Portfolio Fund	Common Collective Trust Fund	N/A	68,622,096

* Loans to Participants	Various loans at various interest rates ranging from 3.25% to 8.25% due from less than 1 year to 10 years	—	8,599,980

Total Investments and Loans (Held at the End of Year)			$271,996,049

* Represents a party-in-interest as defined by ERISA.

N/A - This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN OF BNY SECURITIES GROUP

BY:	/s/ Lisa B. Peters
Lisa B. Peters Senior Executive Vice President and Chief Human Resources Officer

BY:	/s/ John A. Park
John A. Park Corporate Controller

Dated: June 29, 2009

Index to Exhibits

Exhibit No.	Description	Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.